TASEKO ANNOUNCES 35% INCREASE IN ANNUAL COPPER PRODUCTION

January 8, 2014, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces 2013 copper production of 121.5 million pounds, a 35% increase over that achieved in 2012, and molybdenum production increased 10% to 1.5 million pounds, at its 75% owned Gibraltar Mine.

For the calendar year 2013, total sales from Gibraltar were 114.2 million pounds of copper and 1.3 million pounds of molybdenum. Taseko's 75% share of annual sales was 85.7 million pounds of copper and 1.0 million pounds of molybdenum.

Russell Hallbauer, President and CEO of Taseko, commented, “We are pleased that the ramp up of the new concentrator is complete and now operating at design capacity. Overall, the two concentrators are performing very well, although there remains work to be done optimizing the copper recovery circuits. Significant recovery improvements were achieved in the new molybdenum separation facility during the fourth quarter with molybdenum recoveries averaging 31%, a 79% increase from that achieved in the third quarter.”

Mr. Hallbauer continued, “In the fourth quarter, daily mill throughput averaged 82,400 tons per day, an 81% increase over the same period a year ago. This was achieved even though mill availability was 7% below target. Total production for the quarter was 33.5 million pounds of copper and 480 thousand pounds of molybdenum. During the quarter, mining operations transitioned into a lower grade portion of the Granite Pit, where the copper grade is approximately 10% lower than the life of mine reserve grade. It is expected that the grade will remain at roughly this level through the first four months of 2014 before returning to more normal life of mine grades.”

2013 fourth quarter total sales were 37.4 million pounds of copper and 500 thousand pounds of molybdenum. Fourth quarter copper inventories were reduced from the previous quarter, however, they remained higher than normal due to a delayed shipment at the end of the year.

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.